

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03010589

NO ACT
P.E. 12-23-02
1-1183

February 18, 2003

Thomas H. Tamoney, Jr.
Vice President and
Associate General Counsel
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Act Securities Exchange Act of 1934
Section
Rule 14a-8
Public Availability 2/18/03

RE: PepsiCo, Inc.
Incoming letter dated December 23, 2002

Dear Mr. Tamoney:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to PepsiCo by Joseph E. Kuklo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Joseph E. Kuklo
110 Keene St.
Moscow, PA 18444



PEPSICO




Tropicana



700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com
TEL: (914) 253-3623 FAX: (914) 253-3123

RECEIVED
2002 DEC 26 PM 12:58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

THOMAS H. TAMONEY, JR.
VICE PRESIDENT AND
ASSOCIATE GENERAL COUNSEL

VIA FEDERAL EXPRESS

December 23, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Re: PepsiCo, Inc. (File No. 1-1183) 2003 Annual Shareholders' Meeting
Shareholder's Proposals

Dear Madam or Sir:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), PepsiCo, Inc. (the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to omit from the Company's proxy materials (the "Proxy Materials") for its 2003 Annual Shareholders' Meeting (the "Annual Meeting") the proposal and supporting statement dated July 30, 2002 (the "Proposal") (attached hereto as Attachment A), submitted by Mr. Joseph E. Kuklo (the "Proponent"). As required by Rule 14a-8(j), six copies of the Proposal and six copies of this letter are enclosed herewith.

By copy of this letter, the Company is also notifying the Proponent of the Company's intention to omit the Proposal from the 2003 Proxy Materials for the reasons stated below.

The Proposal may be omitted from the Company's 2003 Proxy Materials under Rule 14a-8(i)(3) as contrary to Rule 14a-9 because it is vague and therefore misleading and contains false and misleading statements.

Rule 14a-8(i)(3) allows the exclusion of a proposal or supporting statement if it is contrary to any of the Commission's proxy rules and regulations, including Rule14a-9, which prohibits false or misleading statements in proxy soliciting material. See Bristol-Myers Squibb Co. (February 6, 1996). The Staff has taken the position on a number of occasions that a registrant may omit a proposal that is so "inherently vague and indefinite" that shareholders voting on it would not be able to determine with any reasonable certainty exactly what actions the registrant would take under the proposal.

reasonable certainty exactly what actions the registrant would take under the proposal. Wendy's International, Inc. (February 6, 1990); (Philadelphia Electric Co. (July 30, 1992) and BellSouth Corp (February 5, 1997).

The Proposal is vague and indefinite in several respects. First, it does not contain a resolution on which shareholders could vote. The Proponent states that "the Top Salary be capped at $1,000,000 to include bonus, perks, stock options, and that this be prorated every year". The meaning of the term "Top Salary" is uncertain with respect to whether the Proponent intended to refer only to the salary of the Company's Chief Executive Officer, or the salaries of all the Company's employees.

It is also unclear whether an annual salary cap or an aggregate $1,000,000 lifetime salary limitation is being proposed. The reference to "stock options" as a component of salary adds to this ambiguity since it is not clear from the Proposal whether the cap would apply to all options granted to an individual over the course of an individual's career or in a single year. Moreover, stock option grants are meant to be long-term incentive awards, and as such, pursuant to PepsiCo's stock option plan, do not vest for a period of three years, prohibiting any gain on the options during the grant year. In any particular year, it is possible that an executive who has been with the Company for many years and is far from being the most highly paid executive in the Company with respect to salary and bonus, could exercise options he or she has held for up to ten years, theoretically producing an option gain, which, when added to salary and bonus, could exceed one million dollars. In a case such as this, would the Proponent expect a salary or bonus of an executive to be reduced to keep the total compensation below one million dollars?

It is also not clear whether the Proponent intended all compensation over $1,000,000 to include only compensation that is non-deductible under Section 162(m) of the Internal Revenue Code or to any bonus paid to an executive.

Furthermore, the meaning of the phrase "prorated every year" is also unclear. Would this mean that persons subject to the cap would receive some portion of the $1,000,000 each year (if so, what portion?), or does the phrase imply an annual cost of living adjustment to the cap, or perhaps something else entirely? Due to the vagueness of the Proposal, neither the Company nor its shareholders would be able to determine what actions should be taken to implement it.

Mr. Kuklo states that this savings "should restore the confidence of all concerned". There is no clarification or explanation as to who the "all concerned" are, nor in what their confidence may be lacking. Is he referring to confidence in the company, the stock market, the economy, or in corporate governance? And, are "all concerned" the Company's shareholders, analysts, the general population? PepsiCo believes its shareholders have confidence in the Company and its management. In addition, Mr. Kuklo neither states any facts to support his claim of lack of confidence, nor does he explain how "this savings would enable more research, expansion, employment and increase dividends."

The Proponent also states that "if the top "echelon" of a company votes themselves these "perks" and etc., so shall the "backbone" employees of a company be rewarded". The Proponent does not specify whether the "top echelon" to whom he refers includes only the CEO, the five most highly paid executives named in the Proxy Statement or any employee of the Company. Moreover, the compensation of the Chief Executive Officer and other senior executives of the Company are set by the Compensation Committee of the Board of Directors, comprised solely of independent non-employee directors. Hence, senior executive officers do not "vote" on their own compensation. If however, the Proponent is referring to stock option plans voted on by shareholders of the Company, no officer of the Company owns a majority of the shares of the Company (in fact, all directors and officers of the Company, as a group, own less than 1% of the stock of the Company.)

Based on the foregoing, the Company respectfully requests the Staff's concurrence with its decision to omit the Proposals from the Company's 2003 Proxy Materials, and further requests that we be notified of this. If you have any questions on this matter, you may telephone the undersigned at (914) 253-3623.

Please file-stamp and return one copy of this letter in the enclosed, self-addressed stamped envelope.

Very truly yours,



Enclosures

Mr. Joseph Kuklo (via certified mail, return receipt requested)
110 Keene St.
Moscow, PA 18444

Date 30 July 2002

Accounts: 000279 1648

0008269797

PEPSICO INC.
% Secretary
700 Anderson Hill Rd
Purchase, NY 10577

Sir/Ma'am :

With the 2002 year of "debacle's" of other corporations and in reading through the "resumes" of directors, who have not been promoted up, from the working "ranks" of a company; this only shows that the CEO's and directors are "hired off the golf course".

According to the AFL-CIO fact-finddings, the CEO's and directors of corporations "rubber-stamp" their outrageous pay packages, perks, bonus and severance "give-away's", which is the same as "raping" a corporation, and that only the "lowly" employees, shareholders, and the public, suffer with this mis-management.

This conduct undermines the confidence of all employees, shareholders and the public trust of corporations, and promotes unemployment.

WHEREAS,

As a joint-shareholder of Two accounts, totaling 142 shares, I PROPOSE, that this corporation's shareholders take ACTION, so that the Top Salary be "capped" at $1,000,000.00 to include bonus, perks, stock options, and that this be prorated each year.

This savings would enable more research, expansion, employment and increase dividends and should restore the confidence of all concerned.

If the top "echelon" of a company vote themelves these "perks" and etc., so shall the "backbone" employees of a company be rewarded.

Rquest a "YES" for this PROPOSAL.

A Joint Shareholder,

Joseph E. Kuklo
110 Keene St.
Moscow, Pa. 18444

PH# 1-570-842-7872


RECEIVED
AUG 8 2002

Date 30 July 2002

Accounts:
000279 1648
000 8269797

PEPSICO INC.
% Secretary
700 Anderson Hill Rd
Purchase, NY 10577

Sir/Ma'am :

With the 2002 year of "debacle's" of other corporations and in reading through the "resumes" of directors, who have not been promoted up, from the working "ranks" of a company; this only shows that the CEO's and directors are "hired off the golf course".

According to the AFL-CIO fact-findings, the CEO's and directors of corporations "rubber-stamp" their outrageous pay packages, perks, bonus and severance "give-away's", which is the same as "raping" a corporation, and that only the "lowly" employees, shareholders, and the public, suffer with this mis-management.

This conduct undermines the confidence of all employees, shareholders and the public trust of corporations, and promotes unemployment.

WHEREAS,

As a joint-shareholder of TWO accounts, totaling 142 shares, I PROPOSE, that this corporation's shareholders take ACTION, so that the Top Salary be "capped" at $1,000,000.00 to include bonus, perks, stock options, and that this be prorated each year.

This savings would enable more research, expansion, employment and increase dividends and should restore the confidence of all concerned.

If the top "echelon" of a company vote themelves these "perks" and etc., so shall the "backbone" employees of a company be rewarded.

Rquest a "YES" for this PROPOSAL.

A Joint Shareholder,

Joseph E. Kuklo
110 Keene St.
Moscow, Pa. 18444

PH# 1-570-842-7872


RECEIVED
AUG 8 2002

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 23, 2002

The proposal requests that "the Top Salary be 'capped' at $1,000,000.00 to include bonus, perks, stock options, and that this be pro-rated each year."

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Jennifer Bowes
Attorney-Advisor